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                                                                 Exhibit (a)(ii)

                                           For Immediate Release
                                               December 23, 1996



            NACCO INDUSTRIES ANNOUNCES FINAL RESULTS OF TENDER OFFER

         MAYFIELD HEIGHTS, OHIO, December 23, 1996 - NACCO Industries, Inc. (NC-NYSE) today announced the final results of its Dutch auction tender offer, which expired Monday, December 16, 1996 at 12:00 midnight, New York City time. Pursuant to the Offer, the Company purchased 800,000 shares of its Class A Common Stock at a purchase price of $50.00 per share. Of the 272,831 shares of Class A Common Stock tendered pursuant to guaranteed delivery, 271,331 shares were physically delivered to the Despositary. Accordingly, the proration factor applicable to the Offer is 95.03%.

         First Chicago Trust Company of New York, Depositary for the Offer, will promptly issue payment by check for the shares accepted pursuant to the Offer. The 800,000 shares purchased in the Offer represent approximately 11 percent of the outstanding Class A Common Stock.

         The Company commenced the Offer on Monday, November 18, 1996 for the purchase of up to 800,000 shares of Class A Common Stock at a purchase price not less than $43.50 and not greater than $50.00 per share.

         In addition to the Offer, the Company announced on November 15, 1996 that it had authorized the purchase of up to 700,000 additional shares of Class A Common Stock pursuant to an open market share repurchase program over the next two fiscal years. If fully implemented, the aggregate 1.5 million shares which could be purchased in the Offer and the open market repurchase program would constitute approximately 21 percent of the outstanding Class A Common Stock.

         NACCO Industries, Inc. is a holding company with four operating subsidiaries. The North American Coal Corporation mines and markets lignite primarily as fuel for power generation by electric utilities. NACCO Materials Handling Group, Inc. is a world leader in the design and manufacture of forklift trucks marketed under the Hyster(R) and Yale(R) brand names. Hamilton Beach/Proctor-Silex, Inc. is a leading manufacturer of small electric appliances. The Kitchen Collection, Inc. is a national specialty retailer of kitchenware and small electric appliances.


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FOR FURTHER INFORMATION, CONTACT

NACCO Industries, Inc.
Frank B. O'Brien
Senior Vice President - Corporate
Development and Chief Financial Officer
216/449-9680


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